UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LaBRANCHE & CO INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

505447102

(CUSIP Number of Class of Securities)

George M.L. LaBranche, IV

33 Whitehall Street

New York, NY 10004

(212) 425-1144

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Tel: (212) 310-8000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$69,000,000	$4,919.70

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 15,000,000 shares of common stock at the tender offer price of $4.60 per share.
**	The Amount of Filing Fee calculated in accordance with Rule 0–11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the filing fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxe(s) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by LaBranche & Co Inc., a Delaware corporation (“LaBranche” or the “Company”), to purchase up to 15,000,000 shares of its common stock, par value $0.01 per share, at a price of $4.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 29, 2010 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is LaBranche & Co Inc., a Delaware corporation, and the address of its principal executive office is 33 Whitehall Street, New York, New York 10004. The telephone number of its principal executive office is (212) 425-1144.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Section 8. Price Range of the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under “The Tender Offer—Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	“The Tender Offer—Section 1. Terms of the Offer”;

•	“The Tender Offer—Section 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”;

•	“The Tender Offer—Section 3. Procedures for Tendering Shares”;

•	“The Tender Offer—Section 4. Withdrawal Rights”;

•	“The Tender Offer—Section 5. Purchase of Shares and Payment of Purchase Price”;

•	“The Tender Offer—Section 6. Conditional Tender of Shares”;

•	“The Tender Offer—Section 7. Conditions of the Tender Offer”;

•	“The Tender Offer—Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”;

•	“The Tender Offer—Section 12. Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”;

•	“The Tender Offer—Section 14. Certain Material U.S. Federal Income Tax Consequences of the Offer”; and

•	“The Tender Offer—Section 15. Extension of the Tender Offer; Termination; Amendment”.

(b) The information set forth under “Introduction” in the Offer to Purchase and under “The Tender Offer—Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10)—The information set forth in the Offer to Purchase under “The Tender Offer—Section 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Section 9. Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Tender Offer—Section 7. Conditions of the Tender Offer” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “The Tender Offer—Section 9. Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Tender Offer—Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Section 16. Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b) not applicable

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under “The Tender Offer—Section 10. Information about LaBranche & Co Inc.”, “The Tender Offer—Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”, “The Tender Offer—Section 12. Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act” and “The Tender Offer—Section 13. Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase dated January 29, 2010.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 29, 2010.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 29, 2010.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release, dated January 29, 2010, incorporated by reference from Exhibit 99.1 to LaBranche’s Current Report on Form 8-K dated January 29, 2010.

(a)(1)(H)*	Summary Advertisement dated January 29, 2010.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Exchange Agreement by and among LaBranche & Co Inc., LaB Investing Co., L.L.C. and the members of LaB Investing Co. L.L.C. listed on Schedule A thereto. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(2)	LaBranche & Co Inc. Amended and Restated Annual Incentive Plan. (Incorporated by reference to Exhibit 10.4 of our Annual Report on Form 10-K for the year ended December 31, 2006, filed March 1, 2007.)

(d)(3)	Form of Employment Letter between LaBranche & Co Inc. and its executive officers. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(4)	Form of Agreement Relating to Noncompetition and Other Covenants. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(5)	Form of Pledge Agreement. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(6)	Stockholders’ Agreement by and among LaBranche & Co Inc. and the Stockholders listed on Schedule I thereto. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(7)	Amended and Restated LaBranche & Co Inc. Equity Incentive Plan. (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (Registration No. 333-102607), effective January 21, 2003.)

(d)(8)	LaBranche & Co Inc. Amended and Restated Senior Executive Bonus Plan. (Incorporated by Reference to our Current Report on Form 8-K, filed on May 18, 2006.)

(d)(9)	Form of Restricted Stock Unit Agreement. (Incorporated by reference to our Annual Report on Form 10-K, filed on March 16, 2005.)

(d)(10)	Form of Change in Control Agreement, dated September 18, 2007, between the Company and each of Jeffrey A. McCutcheon and Stephen H. Gray. (Incorporated by reference to our Quarterly Report on Form 10-Q, filed on November 8, 2007.)

(d)(11)*	Form of LaBranche & Co Inc. 2010 Equity Incentive Plan

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2010	LABRANCHE & CO INC.

	By:	/s/ JEFFREY A. MCCUTCHEON
	Name:	Jeffrey A. McCutcheon
	Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated January 29, 2010.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 29, 2010.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 29, 2010.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release, dated January 29, 2010, incorporated by reference from Exhibit 99.1 to LaBranche’s Current Report on Form 8-K dated January 29, 2010.

(a)(1)(H)*	Summary Advertisement dated January 29, 2010.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Exchange Agreement by and among LaBranche & Co Inc., LaB Investing Co., L.L.C. and the members of LaB Investing Co. L.L.C. listed on Schedule A thereto. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(2)	LaBranche & Co Inc. Amended and Restated Annual Incentive Plan. (Incorporated by reference to Exhibit 10.4 of our Annual Report on Form 10-K for the year ended December 31, 2006, filed March 1, 2007.)

(d)(3)	Form of Employment Letter between LaBranche & Co Inc. and its executive officers. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(4)	Form of Agreement Relating to Noncompetition and Other Covenants. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(5)	Form of Pledge Agreement. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(6)	Stockholders’ Agreement by and among LaBranche & Co Inc. and the Stockholders listed on Schedule I thereto. (Incorporated by reference to our Registration Statement on

Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(7)	Amended and Restated LaBranche & Co Inc. Equity Incentive Plan. (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (Registration No. 333-102607), effective January 21, 2003.)

(d)(8)	LaBranche & Co Inc. Amended and Restated Senior Executive Bonus Plan. (Incorporated by Reference to our Current Report on Form 8-K, filed on May 18, 2006.)

(d)(9)	Form of Restricted Stock Unit Agreement. (Incorporated by reference to our Annual Report on Form 10-K, filed on March 16, 2005.)

(d)(10)	Form of Change in Control Agreement, dated September 18, 2007, between the Company and each of Jeffrey A. McCutcheon and Stephen H. Gray. (Incorporated by reference to our Quarterly Report on Form 10-Q, filed on November 8, 2007.)

(d)(11)*	Form of LaBranche & Co Inc. 2010 Equity Incentive Plan

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.